[GLIMCHER REALTY TRUST LETTERHEAD]

September 21, 2007

VIA EXPRESS DELIVERY & EDGAR FILING

Ms. Jennifer Gowetski, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Glimcher Realty Trust

Definitive 14A

Filed March 30, 2007

File No. 001-12482

Dear Ms. Gowetski:

This is in response to your letter dated August 21, 2007 regarding the above-mentioned filing for Glimcher Realty Trust (the “Registrant” or “GRT”). Capitalized terms used in the Registrant’s Response portion of this correspondence shall have the same meaning as used in the above-mentioned filing for the Registrant unless otherwise defined herein. To facilitate understanding our response, we have, in each case, quoted your inquiry, followed by our response.

Compensation Discussion and Analysis, page 21

1.

SEC Comment: Please provide substantive disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). For example, we note the disclosure on page 31 indicating that the Executive Compensation Committee attempts to set base salary and other award and benefit amounts at levels that are consistent with your overall compensation philosophy, objectives, and that are competitive with companies that are comparable to your company in size and operation. Please expand your disclosure to analyze how each element of compensation was considered, how particular payout levels were determined, and why determinations with respect to one element may or may not have influenced the Executive Compensation Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and section II.B. of Release No. 33-8732A.

Registrant’s Response:

The Executive Compensation Committee formulated base salary, equity compensation awards, and bonus awards for the Named Executives during 2006 by relying upon, among other things, data received from and consultations with Hewitt Associates, LLC (“Hewitt”), the committee’s executive compensation consultant. Below we will discuss how the aforementioned elements of our executive compensation program were determined and fit into our overall compensation objectives. Generally, the Executive Compensation Committee’s determination of payout levels for one element of compensation are not impacted or influenced by the committee’s decisions on the payout levels for other elements of compensation. This is consistent with the committee’s philosophy to determine each compensation element separately based upon market trends, the

GRT Response to

SEC Comment Letter

September 21, 2007

element’s relationship to our objectives, and an evaluation of the respective Named Executive’s role and performance within our company. In addition, the committee attempts to make each element of the total compensation package for each Named Executive competitive with REITs comparable to us in size and operation and makes appropriate adjustments over time in situations where a particular element of a Named Executive’s compensation is below market. Throughout this correspondence we will refer to REITs comparable to us in size and operation as “our peer companies,” “the peer companies,” or “our peer group.”

A.

Base Salary: The Executive Compensation Committee formulated base salary in a manner that would advance our compensation objectives of: (i) hiring and retaining officers that are important to our company by awarding compensation competitive with our peer companies, and (ii) providing compensation for performance based upon the person’s contribution to our company.

Hewitt’s data revealed that the 2005 salaries of the Named Executives were generally within the median level for companies within the 25th percentile of our peer group. Some of the Named Executives had salaries for 2006 that were slightly below the median level for similarly situated executives at companies within the 25th percentile of our peer group. However, the Executive Compensation Committee believes that it had set 2006 salaries for the Named Executives at levels competitive with the subset of companies within this percentile within our peer group. Based upon performance reviews, salary increases for the Named Executives for 2006 eventually ranged from approximately 2.7% to 4.6% on an individual basis and averaged approximately 3.8% overall. The merit increases (on an annualized basis) for the 2006 salaries of the Named Executives were generally comparable to similar increases granted to our executive officers over the past 2 to 3 years as well as the 2006 salary increases granted to our non-executive employees. The Executive Compensation Committee expects that in the future it will continue to adjust salaries for the Named Executives so that they will remain competitive with those of similarly situated executives in our peer group. Based on the foregoing the Executive Compensation Committee believes that the methodology for setting the 2006 salaries for the Named Executives is consistent with its objectives. In future filings, we will describe the methodology used by the Executive Compensation Committee in setting base salaries for the Named Executives and explain how it fits into our overall compensation objectives.

B.

Equity Compensation: The Executive Compensation Committee determined equity awards for the Named Executives during 2006 by considering several different factors. These factors included: (i) the Registrant’s 2005 performance and anticipated performance for 2006, (ii) the respective Named Executive’s 2005 performance and anticipated performance for 2006, (iii) market data on equity compensation at REITs within our peer group, (iv) historical grant information for the respective management position, and (v) the desire to provide executive compensation competitive with our peer companies. We believe that equity compensation awarded to our Named Executives advances our compensation objectives set forth above under base salary, as well as motivates the Named Executives to focus their performance on both the long-term and short-term goals of our company that will positively affect the value of our common share price and consequently the potential value of their equity award, thereby aligning their motivation with the goals of our shareholders.

GRT Response to

SEC Comment Letter

September 21, 2007

The Executive Compensation Committee determined that the Registrant’s performance in 2005 did not warrant an increase in equity compensation for the Named Executives for 2006, and consequently, the Registrant’s 2006 equity grants to the Named Executives, generally, mirrored 2005 grants. However, the Executive Compensation Committee increased certain award levels to bring an individual’s equity compensation in line with executive officers within our company of similar rank. In such an instance, the equity award to our Chief Financial Officer, who was promoted from Senior Vice President to Executive Vice President, was made comparable to other Executive Vice Presidents within our company. Also, Hewitt’s data revealed that our equity awards were greater than those of our peer companies with respect to the value and type of equity compensation granted to our Chief Executive Officer, but were not as competitive with respect to the equity compensation awarded to other Named Executives. Although not effective with respect to 2006 awards, the Executive Compensation Committee formulated the 2007 Long Term Incentive Plan (“LTIP”) in an attempt over time for our Named Executives to achieve equity compensation equivalent to that received by similarly situated executives at our peer companies.

Executives participating in the LTIP, including the Named Executives, did not receive stock options during 2007, but did receive restricted common stock and an award opportunity for performance shares. The number of shares of restricted common stock awarded was lower than the number of shares of restricted common stock awarded in the previous year. The Executive Compensation Committee believed that the addition of an award opportunity with respect to the performance shares granted under the LTIP was more valuable for the Named Executives than the reduction in shares of restricted common stock and the elimination of stock options.

In future proxy statements, we will describe the methodology used by the Executive Compensation Committee in awarding equity compensation to the Named Executives and explain how it fits into our overall compensation objectives.

C.

Annual Bonus: The Executive Compensation Committee believes that as a result of the 2006 Executive Bonus Plan’s individual and corporate performance measures and targets, that the methodology for determining awards under the plan furthers our objective of: (i) providing compensation for performance based upon a Named Executive’s contribution to our company and (ii) establishing compensation levels that are competitive with our peer companies.

The 2006 annual bonuses for our Named Executives were determined pursuant to the terms of the 2006 Executive Bonus Plan. The Executive Compensation Committee used data from and consulted with Hewitt to determine the design and terms of the plan, in particular: (i) how the bonus targets would be weighted (i.e., 70% for FFO achievement and 30% for individual achievement), (ii) what element of compensation would be used to determine each Named Executive’s Target Bonus Payout Amount (i.e., salary), and (iii) how components of a bonus payment under the plan are determined at various levels for both FFO performance and individual performance.

The bonus payout award under the 2006 Executive Bonus Plan, for each of the Named Executives, is the sum of the Named Executive’s Individual Objectives Component and FFO Component.

GRT Response to

SEC Comment Letter

September 21, 2007

Determining the FFO Component of a Named Executive’s Annual Bonus

The FFO Component is determined based upon a review and evaluation of our year-end FFO performance per common share and is evaluated at: (i) minimum (50% of FFO Target), (ii) moderate (75% of FFO Target), (iii) target (100% of FFO Target), and (iv) excellence (150% of FFO Target). The committee also takes into consideration other factors or market forces not controlled by the Named Executives that may have affected our FFO performance. Following this review, the committee can consider whether to use any authorized discretion in determining the level of performance at which the FFO Component will be awarded.

The outcome of the FFO evaluation and determination of the level at which the FFO Component will be awarded is the same for all Named Executives. In other words, if the FFO Component were awarded at the moderate level, then the FFO Component of each Named Executive’s bonus payout award under the Executive Bonus Plan would be 75% of the respective Named Executive’s FFO Target. Below is a modification of the tables that we provided in our CD&A disclosure on this topic more clearly illustrating this methodology using the aforementioned example.

FFO Component awarded at this level |
Bonus Payment Component	Minimum	Moderate	Target	Excellence
FFO Component	50% of FFO Target	75% of FFO Target	100% of FFO Target	150% of FFO Target

Named Executive	Target Bonus Payout Amount	FFO Target (70% of Target Bonus Payout Amount)	75% of the Named Executive’s FFO Target for Bonus Payment
CEO/President	$298,368 (60% of base salary)	$208,858	$156,643
EVP/Chief Operating Officer	$107,908 (30% of base salary)	$75,536	$56,652
EVP/Chief Financial Officer	$80,160 (30% of base salary)	$56,112	$42,084
EVP/Chief Investment Officer	$91,608 (30% of base salary)	$64,126	$48,094
SVP/Director of Leasing	$56,928 (20% of base salary)	$39,850	$29,887

The methodology described above for determining the amount of a Named Executive’s FFO Component is similar for all Named Executives and is applied even if the Executive Compensation Committee decides to authorize a discretionary payment under the FFO Component using a percentage that is different than what is stated in the 2006 Executive Bonus Plan (i.e., 25% of FFO Target instead of 75% of FFO Target). This is explained in the last paragraph of page 33 of our proxy statement.

Determining the Individual Objectives Component of a Named Executive’s Annual Bonus

The Individual Objectives Component of each Named Executive’s bonus payout award under the Executive Bonus Plan is based upon the Named Executive’s achievement of his individual objectives. Each of the Named Executives has different individual objectives. Based upon performance reviews, each Named Executive receives an overall evaluation of his achievement of his individual objectives of: (i) threshold (i.e., at least 75% of Individual

GRT Response to

SEC Comment Letter

September 21, 2007

Objectives Target), (ii) target (i.e., up to 100% of Individual Objectives Target), or (iii) excellence (i.e., up to 125% of Individual Objectives Target) (each such percentage is an “Achievement Percentage”). The Achievement Percentage that the Named Executive receives for his individual objectives is applied to his Individual Objectives Target to determine the Individual Objectives Component of his bonus payout award. For example, a 75% Achievement Percentage by a Named Executive on his individual objectives evaluation means the Individual Objectives Component of his bonus payout award will equal 75% of his Individual Objectives Target. Below is a modification of the tables that we provided in our CD&A disclosure on this topic more clearly illustrating this methodology using the aforementioned example.

Individual Objectives Achievement Percentage |
Bonus Payment Component	Threshold	Target	Excellence
Individual Objectives Component	At least 75% of the Individual Objectives Target	Up to 100% of the Individual Objectives Target	Up to 125% of the Individual Objectives Target

Named Executive	Target Bonus Payout Amount	Individual Objectives Target (30% of Target Bonus Payout Amount)	75% of the Named Executive’s Individual Objectives Target for Bonus Payment
CEO/President	$298,368 (60% of base salary)	$89,510	$67,132
EVP/Chief Operating Officer	$107,908 (30% of base salary)	$32,372	$24,279
EVP/Chief Financial Officer	$80,160 (30% of base salary)	$24,048	$18,036
EVP/Chief Investment Officer	$91,608 (30% of base salary)	$27,482	$20,611
SVP/Director of Leasing	$56,928 (20% of base salary)	$17,078	$12,808

In future filings, we will provide the respective Named Executive’s aggregate Achievement Percentage for such person’s individual objectives; provided such information is material to understanding the disclosure of the Named Executive’s compensation and does not represent confidential information that will likely result in substantial competitive injury to the Registrant if publicly disclosed. Also, in future filings, we will describe the methodology used by the Executive Compensation Committee in determining annual bonus awards to the Named Executives as we have in this correspondence and explain how it fits into our overall compensation objectives.

Determining the Amount of a Named Executive’s Annual Bonus Payment

Using the aforementioned examples where the FFO Component is awarded at the moderate level (i.e., 75% of FFO Target) and the Named Executive receives a 75% Achievement Percentage on his individual objectives evaluation (i.e., 75% of Individual Objectives Target) then the annual bonus payment for the Named Executive would be as illustrated in the chart below. For purposes of illustrating the example, we will use our Chief Executive Officer.

GRT Response to

SEC Comment Letter

September 21, 2007

Named Executive	Named Executive’s FFO Component of Annual Bonus	Named Executive’s Individual Objectives Component of Annual Bonus	Annual Bonus Payment
CEO/President	$156,643	$67,132	$223,775

2.

SEC Comment: We note a significant disparity in the compensation paid, including stock awards, to Mr. Michael Glimcher as opposed to the other named officers. Please expand your discussion to provide a detailed analysis of how and why the compensation of Mr. Glimcher differs from that of the other named executive officers. If policies or decisions relating to certain named executive officers are materially different than the other officers, please discuss this on an individualized basis. Refer to Item 402(b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.I.

Registrant’s Response: The compensation for our Chief Executive Officer differs from that of other Named Executives because, historically, the amount of each element of the compensation of our Chief Executive Officer has been higher than that for our other senior executive officers. There are two reasons for this historical treatment.

First, historically and presently, the Chief Executive Officer manages and directs the other senior executive officers within our executive team, including all of the other Named Executives. He is required to be knowledgeable with respect to all areas of the company’s operations and has overall responsibility for overseeing the company’s strategies and operations. The Chief Executive Officer’s management and direction of our executive team is critical to the operation and success of our company. The Executive Compensation Committee, in making decisions with respect to each element of the Chief Executive Officer’s compensation, considers the role and importance that the Chief Executive Officer has had and continues to have in our company and places a high value upon this role.

The second reason our Chief Executive Officer’s compensation is higher than that of other Named Executives is that the Executive Compensation Committee awards compensation for this position in a manner that furthers our objective of awarding compensation that is competitive with our peer companies as well as providing compensation that will retain executives that we highly value. The compensation for the other Named Executives is also awarded in a manner that furthers these objectives.

The differences in compensation, across each of the compensation elements reported in the Summary Compensation Table, that you note with respect to Mr. Michael Glimcher and the other Named Executives as well as among the other Named Executives is a product of our consistent practice of structuring executive compensation packages that are competitive with those of similarly situated executive officers at our peer companies and comparable to our historical executive compensation levels based upon the role such officer plays within our company. In future proxy statement filings, we will discuss any material differences in the policies and decisions with respect to the reported compensation of the Named Executives and the reasons for such differences.

GRT Response to

SEC Comment Letter

September 21, 2007

Annual Bonus, page 27

3.

SEC Comment: We note that, under the 2006 Executive Bonus Plan, the FFO component is based upon a review and evaluation of your year-end FFO performance and the Individual Objectives Component is determined based upon the achievement of individual objectives. We further note your disclosure on page 35 regarding the number of individual objectives that each named executive had. Please disclose the FFO performance target and the individual objectives for each named executive, including threshold, target and excellence levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Registrant’s Response:

A.

FFO Performance Target: In future proxy statement filings where we report that compensation is based upon an FFO performance target or level that is historical in nature, we will describe the criteria on which performance is to be measured and, if any, the specific target or criterion for each level of performance.

B.

Individual Objectives: We believe that disclosure of certain of the individual objectives of our Named Executives is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. As a result, in future proxy statements, we will disclose: (i) each Named Executive’s individual objectives to the extent such objectives do not involve confidential commercial or financial information that will likely result in substantial competitive injury to the Registrant if publicly disclosed, (ii) the total number of individual objectives for each Named Executive, (iii) the aggregate achievement level for a Named Executive on his individual objectives (i.e., 90% achievement level); provided such information is material to understanding the disclosure of the Named Executive’s compensation and does not represent confidential information that will likely result in substantial competitive injury to the Registrant if publicly disclosed, and (iv) how difficult it was or will be for the Named Executive to achieve the individual objectives that were not disclosed or described.

As indicated, the Named Executives have individual objectives and goals on which their yearly performance reviews are based. Many of these objectives and goals concern specific matters involving the Registrant’s commercial, business, and financial affairs. Moreover, many of the objectives of the Named Executives involve plans, information, and strategies, which constitute material non-public information with respect to the Registrant’s operations that is confidential and remains so from the time the particular objective is set through and after the time for evaluating its achievement or non-achievement. Disclosure of such information, both at the time the objective is set and after the time of any evaluation as to its achievement, would likely impose substantial competitive injury and harm to the Registrant.

For the purposes of this discussion, we will categorize individual objectives for our executive officers, including the Named Executives, into two types – objectives based upon a set standard (“Achievement-Based Objectives”) and objectives based upon performing a process-

GRT Response to

SEC Comment Letter

September 21, 2007

oriented task(s) (“Process-Based Objectives”). An example of an Achievement-Based Objective would be reaching a base rent target for certain tenants in our properties or for a specific property. An example of a Process-Based Objective would be developing a business relationship or contact, overseeing the development of a novel business strategy from the concept stage to the implementation stage prior to execution, or researching or investigating the feasibility of executing certain business plans, strategies, or opportunities for our company.

If we were required to disclose certain Achievement-Based Objectives that involve the Registrant reaching certain quantifiable targets or goals with respect to other entities with whom we do business, such as our tenants, our competitors, or lenders, these disclosures would likely cause substantial competitive injury to the Registrant. For example, if we were compelled to disclose a base rent target for a specific tenant or types of tenants at a specific mall, then, regardless whether that target was reached, the amount of base rent that we could charge for leases of a similarly situated tenant(s) at the disclosed mall or similar properties would be effectively set and our negotiating position severely hampered. Our ability to negotiate the economic terms of our lease relationships is a critical aspect of our business and financial success as well as an area where we face significant competition (See Item 1A – Risk Factors in our Form 10-K for the fiscal year ended December 31, 2006). Moreover, the economic terms such as base rent are typically subject to confidentiality provisions in our leases that restrict the ability of our tenants to publicly disclose such information. Furthermore, the risk of incurring substantial competitive injury from the disclosure of information specific to one of our business relationships is also present for objectives that are more general in nature, but nonetheless related to our business relationships. Examples of such information include the financial or economic terms for all of our lease relationships such as base rent or common area maintenance (CAM) charges and interest rates for our lending arrangements. Disclosure of objectives with respect to information of this type would likely severely hamper our ability in the future to compete for lease terms or negotiate financing terms that are advantageous to our business interests and in line with such objectives.

With respect to Process-Based Objectives, disclosure of this information would likely also cause substantial competitive injury to the Registrant. The Registrant is a commercial real estate owner, developer, and manager with a focus on super regional malls and lifestyle centers. Many of our properties as well as development opportunities are located in areas that have competing retail facilities (See Item 1 – Business under the subsection Competition in our Form 10-K for the fiscal year ended December 31, 2006). The individual objectives for our executive officers, including the Named Executives, involve the development of existing properties, and new sites, as well as the recruitment of prospective business partners and tenants to do business with us at such sites. The work of an executive on projects such as this is often done well before the Registrant makes a public announcement of the endeavor. Moreover, if an executive has as an individual objective to develop a commercial property or endeavor from an idea stage, clearly the executive can achieve a degree of success on the objective and it would still not be at a stage or level at which the Registrant would be in position to publicly disclose the existence of the project or our progress on the project. The premature announcement of such work would likely jeopardize our completion of the project as planned or entirely because existing properties or competing developments would have an

GRT Response to

SEC Comment Letter

September 21, 2007

unfair advantage in discovering our plans and incorporating our retail plans into existing developments or properties prior to the completion of our project. If we are unable to successfully develop properties or operate developed properties as planned, then our business and competitive position would be severely hampered (See Item 1A – Risk Factors in our Form 10-K for the fiscal year ended December 31, 2006). The stated risks associated with the premature public announcement of the commercial activity of our company are not limited to development activity, but are also present with respect to our financing, acquisition, and corporate restructuring activity.

In addition to the harm that the Registrant is likely to suffer from the premature disclosure of confidential commercial or financial information, investors may also suffer harm from such premature disclosure. Premature disclosure of events relating to our business could influence an investor to act with respect to stock ownership in our company based upon information relating to activities of the company that may still be in an early and developmental stage and in certain cases may not come to fruition. We are not asserting that all Achievement-Based Objectives and Process-Based Objectives involve confidential commercial or financial information that will likely result in substantial competitive injury to the Registrant if publicly disclosed. Clearly, based upon the examples of individual objectives that we gave in our CD&A disclosure, some of the individual objectives held by Named Executives do not involve such confidential information and in future proxy statement filings we will disclose such objectives as well as provide such additional disclosure on these matters as we indicated at the outset of this subsection.

Equity Compensation, page 28

4.

SEC Comment: We note that you recently adopted your 2007 Long Term Incentive Plan under which senior executives, including the named executives, can qualify to receive performance share awards if you achieve certain results in your total shareholder return over a three-year period ending in 2009 and timely pay your quarterly dividends at dividend rates no lower than those paid during fiscal year 2006. Please provide the total shareholder return target.

Registrant’s Response: Below are the total shareholder return targets for the LTIP:

If the Registrant’s Relative Total Shareholder Return Performance (Percentile Rank vs. Peer Companies) is:	The number of Performance Shares to be transferred to an LTIP participant is:
90th percentile and above	200% of Performance Shares Allocated
80th percentile to 89th percentile	170% of Performance Shares Allocated
70th percentile to 79th percentile	140% of Performance Shares Allocated
60th percentile to 69th percentile	110% of Performance Shares Allocated
50th percentile to 59th percentile	80% of Performance Shares Allocated
40th percentile to 49th percentile	50% of Performance Shares Allocated
Below 40th percentile	0% of Performance Shares Allocated

GRT Response to

SEC Comment Letter

September 21, 2007

Under the LTIP, the total shareholder return of the Registrant’s common shares during the three year performance period is compared to the total shareholder return of each of the companies listed below and given a percentile rank as compared to the companies below:

Taubman Centers, Inc.	CBL & Associates Properties, Inc.	Acadia Realty Trust	Weingarten Realty Investors

The Macerich Company	Pennsylvania Real Estate Investment Trust	Regency Centers Corp.	Kite Realty Group Trust

General Growth Properties, Inc.	Federal Realty Investment Trust	Developers Diversified Realty Corporation	Ramco-Gershenson Properties Trust

Simon Property Group, Inc.	Kimco Realty Corp.	Tanger Factory Outlet Centers, Inc.	Cedar Shopping Centers, Inc.

Summary Compensation Table, page 32

5.

SEC Comment: We note that the named executives received restricted common stock awards. Please revise to include any dividends received in connection with any restricted common stock in the ‘Other Compensation’ column, as applicable.

Registrant’s Response: Pursuant to Item 402(c)(ix)(G) of Regulation S-K, the dollar value of any dividends or other earnings paid on stock awards must be included in the ‘Other Compensation’ column of the Summary Compensation Table when that dollar value is not factored into the grant date fair value required to be reported for the stock awards in the Grants of Plan Based Awards Table. In the Registrant’s proxy statement, the dollar value of all dividends paid on restricted common stock awards received by persons listed in the Summary Compensation Table is factored into the grant date fair value reported for such awards in column (j) of the Grants of Plan Based Awards Table. The grant date fair value of the restricted common stock awards reported in column (j) of the Grants of Plan Based Awards Table was determined in accordance with FAS 123R.

In future filings involving required disclosures using the Summary Compensation Table and Grants of Plan Based Awards Table of Item 402 of Regulation S-K, we will indicate by footnote whether any dividends or other earnings paid on restricted stock awards are factored into the grant date fair value reported for the listed stock awards.

6.

SEC Comment: We note the disclosure on page 33 that it was determined that the minimum FFO Target under the 2006 Executive Bonus Plan was not achieved and that the Executive Compensation Committee decided to authorize a payment under the FFO Component of the bonus plan based upon its evaluation of your year-end FFO performance and consideration of the impact of extraordinary one-time events that adversely affected your year-end FFO results despite significant individual achievement by the named executives. Please describe these extraordinary one-time events. In addition, please revise your disclosure in the Compensation Discussion and Analysis to include this information and describe in detail the extent of the Executive Compensation Committee’s discretion to award bonuses even though minimum targets are not achieved and how such discretion is exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

GRT Response to

SEC Comment Letter

September 21, 2007

Registrant’s Response: The extraordinary events that adversely affected our 2006 year-end per common share FFO results were: (i) non-cash impairment charges that we recorded during the year against certain of our properties (See Form 8-Ks filed with the SEC on May 22, 2006 and January 31, 2007, respectively) and (ii) the underperformance of our held-for-sale properties. The Registrant’s decision to record, as required by Generally Accepted Accounting Principals (GAAP), the aforementioned impairment charges against certain of our properties and the underperformance of our held-for-sale properties were the product of market forces beyond the control of the Named Executives.

The FFO Component of any bonus payment under our 2006 Executive Bonus Plan is determined by the Executive Compensation Committee following its evaluation and measurement of our year-end per common share FFO performance. The Executive Compensation Committee was authorized by the Registrant’s Board of Trustees to use its discretion and take into consideration the impact of both the aforementioned non-cash impairment charges as well as the underperformance of our held-for-sale properties on our 2006 year-end per common share FFO results. The Executive Compensation Committee exercised the discretionary authority by measuring our year-end per common share FFO results without the negative impact of: (i) the impairment charges and (ii) our underperforming held-for-sale properties. As part of that analysis, the committee added back to FFO the 2006 non-cash impairment charges because FFO includes losses from impairment charges. Adding back the 2006 non-cash impairment charges resulted in a year-end FFO of $2.39 per common share and adding back the negative impact of the underperforming held-for-sale properties resulted in a year-end FFO of $2.50 per common share which exceeded the moderate performance level (i.e., 75% of FFO Target) of $2.48 per common share, thereby in the opinion of the committee justifying an FFO payout at that level. However, the Executive Compensation Committee, in utilizing its authorized discretion, made an award at half of the minimum performance level of 50% of FFO Target (i.e. 25% of FFO Target), far less than at the moderate level and within its discretionary authority. As we indicated in the proxy statement, the Executive Compensation Committee decided to exercise its discretion to award a discretionary bonus payment under the FFO Component of the 2006 Executive Bonus Plan because of the significant achievement by the Named Executives in managing the operations of the Registrant during 2006 despite the occurrence of the events described above. Examples of this high achievement include, but are not limited to, overseeing the Registrant’s mall sale program, increasing the borrowing capacity under the Registrant’s credit facility, managing its joint venture relationship with a Canadian investor, increasing annual revenues, and improving occupancy rates for the Registrant’s mall stores.

The Executive Compensation Committee does not have unfettered discretionary authority to make compensation awards under our executive compensation program. The Executive Compensation Committee’s use of discretion must either be authorized and permitted by the Board of Trustees, which has a majority of independent trustees, or pursuant to the terms of the plan or contract, that is approved by the Board of Trustees, on which compensation is based.

In future filings, we will describe extraordinary events that materially influence the Executive Compensation Committee’s decision-making process and the use of any discretion. Furthermore, in future filings, we will disclose the source of the authority for the use of such discretion by the Executive Compensation Committee.

GRT Response to

SEC Comment Letter

September 21, 2007

Potential Payments to Named Executives Upon Termination or Change in Control, page 39

7.

SEC Comment: We note the various severance arrangements you have with the named executives and various scenarios described. Please clarify whether the named executives are eligible to receive payments pursuant to the severance agreements if the named executives continue to be employed by the company. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Registrant’s Response:

A.

Payments Pursuant to the Severance Agreements: If a Named Executive continues to be employed by the Corporation following a Change in Control and the Severance Agreement for the Named Executive is in force, then the Named Executive would be eligible to receive payments under his respective Severance Agreement. We will state this clarification in future filings where we are required to disclose potential payments to Named Executives upon termination or change in control.

B.	Compensation Discussion and Analysis Disclosure

I. How our change in control arrangements fit into our overall compensation objectives.

As we stated in our CD&A disclosure under the subsection Change in Control Agreements, we believe that our change in control arrangements fit into our overall compensation objectives because they motivate senior management to focus their performance on both the long-term and short-term goals of the Registrant and align management’s motivations and interests with those of our shareholders. We feel that because a Named Executive’s payout under the Severance Agreements is partially based upon a formula that is affected by the value of our common stock price and common stock performance, the Named Executive is motivated to perform in a manner that will positively affect our common stock price and benefit our shareholders.

II.	How our change in control arrangements affect decisions regarding other executive compensation elements.

The Severance Agreement arrangements do not have an effect on decisions that the Executive Compensation Committee makes with respect to other compensation elements within our executive compensation program. Although the variables used for determining a Named Executive’s severance payout and benefits under the Severance Agreements change from year to year and differ among the Named Executives, the formula itself does not change from year to year, is nearly the same for all Named Executives, and is applicable only following a change in control.

GRT Response to

SEC Comment Letter

September 21, 2007

III. The rationale for compensation decisions made in connection with our change in control arrangements and their structure.

The rationale for the structure of the terms and payout levels for our Severance Agreements is based upon our compensation objectives. We believe that our Severance Agreements will motivate the Named Executives to achieve their principal goal of building our company into a successful organization that optimizes the investment return for our shareholders. This goal is consistent with one of the chief objectives of our executive compensation program – to motivate senior executive officers to focus their performance on both the long-term and short-term goals of our company and align their motivations with those of our shareholders.

We believe that if the severance payout and benefits a Named Executive received from their Severance Agreement following a change in control were materially affected by their loss or continuation of employment or position with us following a change in control, then their motivations in evaluating a change in control transaction involving the Registrant are less likely to be aligned with those of our shareholders.

The structure of the formula for determining severance payments under the Severance Agreement also illustrates that our change in control arrangements are designed to advance our objective of aligning the interests of management with those of our shareholders. As shown in the disclosure located in Table A of the section of our proxy statement entitled Potential Payments to Named Executives Upon Termination or Change in Control, under the formula for determining severance payouts, a Named Executive’s severance payment increases as his bonus award increases and as our common stock price increases. Therefore, if a Named Executive optimizes the investment return for our shareholders, then, in the event of a change in control, his severance payment will be similarly optimized because our common stock price will grow and the bonus compensation he receives will likely increase to reflect superior company and individual performance to which the increase in common stock price is likely linked. Moreover, unvested equity awards that a Named Executive holds immediately prior to a change in control vest, thereby giving the Named Executive the opportunity to realize the benefits in any increase in the price of our common shares between the grant date for the award and the date of the change in control.

The other elements that comprise the structure of our Severance Agreements, which are primarily the tax related payments, health benefits, and severance multiplier, are mainly additional components to the arrangements that we believe help us to hire and retain senior executive officers who are important to the success of our company by awarding compensation that is comparable to and competitive with companies with whom we compete for the recruitment of executive talent.

In future filings where we are required to disclose potential payments to named executives upon termination or change in control, we will discuss: (i) how our severance arrangements fit into our overall compensation objectives, (ii) how the severance arrangements affect the decisions we make regarding other executive compensation elements, (iii) the rationale for executive compensation decisions made in connection with these arrangements, and (iv) why we structured the terms and payout levels of the severance arrangements as we have.

GRT Response to

SEC Comment Letter

September 21, 2007

8.

SEC Comment: We note the amounts listed in the `Value of In-the-Money Options’ and `Value Realized on Vesting of Restricted Common Stock’ columns in Table B on page 43. Please explain why these amounts are higher than the amounts provided in the `Fair Market Value of Restricted Common Stock Grants’ and `Fair Market Value of Stock Option Grants’ rows of Table A on page 42.

Registrant’s Response: The amounts listed in the ‘Value of In-the-Money Options’ and ‘Value Realized on Vesting of Restricted Common Stock’ columns in Table B and the ‘Fair Market Value of Restricted Common Stock Grants’ and ‘Fair Market Value of Stock Option Grants’ rows of Table A of pages 42-43 of our proxy statement differ because the tables measure two different items. Table A provides the fair market value of restricted common stock and stock option grants awarded to the listed persons in 2005, as stated in footnotes 4 and 5 to the table. Table B provides the value of all of the in-the-money stock options and the value realized on the vesting of all restricted common stock held by the listed persons on December 29, 2006. Effectively, for each Named Executive, there are more securities being valued in Table B then in Table A, and as a result, the values in Table B are higher than those in Table A. We provided this description and explanation in the paragraph preceding Table A. However, in future disclosures, we will provide an additional clarifying footnote to disclosures similar to that found in Table B.

Certain Relationships and Related Party Transactions, page 46

9.

SEC Comment: We note that Mr. Herbert Glimcher is not eligible to participate in any of the bonus plans available to the company’s senior salaried employees, but is eligible to receive cash performance bonuses approved by the Board or the Executive Compensation Committee. Please discuss whether Mr. Glimcher has received any bonuses and describe how such bonuses were determined by the Board or the Executive Compensation Committee.

Registrant’s Response: Herbert Glimcher received no bonuses for fiscal year 2006 service to the Registrant or any of its affiliates.

Closing Response of the Registrant

Additionally, the Registrant acknowledges the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in our definitive proxy statement on Schedule 14A do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GRT Response to

SEC Comment Letter

September 21, 2007

We hope that we have addressed your questions adequately. However, if you have any additional questions, please feel free to contact us by telephone at (614) 887-5623 or facsimile at (614) 621-8863.

Sincerely,

GLIMCHER REALTY TRUST

/s/ Kim A. Rieck
Kim A. Rieck Senior Vice President, General Counsel and Secretary